K&L | GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street, NW

Washington, D.C. 20006-1600

T 202.778.9000      www.klgates.com

April 17, 2008

FILED VIA EDGAR

Dominic Minore

Office of Investment Company Regulation

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Registration Statement on Form N-14 for Highland Credit Strategies Fund

- File Nos. 333-149424; 811-21869

Dear Mr. Minore:

This letter responds to your comments from our telephone conversions as well as to the accounting comments regarding the review of the registration statement on Form N-14 (“N-14”) for Highland Credit Strategies Fund (“Acquiring Fund”) related to proposed reorganization (each, a “Reorganization” and, together, the “Reorganizations”) of Prospect Street High Income Portfolio Inc. (“High Income Portfolio”) or Prospect Street Income Shares Inc. (“Income Shares”), as applicable (each, an “Acquired Fund,” and together with the Acquiring Fund, the “Funds”), into the Acquiring Fund, which was filed with the Securities and Exchange Commission (“Commission”) on February 28, 2008.  We have the following responses.

COMMENT 1: Please disclose whether the Acquiring Fund has a greater focus on capital appreciation and whether this should be noted as a difference in the investment objectives of each Acquired Fund from the Acquiring Fund in the “Questions & Answers” section and the proxy statement/prospectus.

RESPONSE:  We understand from the adviser that the Acquiring Fund does have a greater focus on capital appreciation than each Acquired Fund.  Accordingly, the N-14 has been revised to indicate that the Acquiring Fund has a greater focus on capital appreciation in each place the investment objectives of the Funds are compared.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

COMMENT 2:  In the second answer of the “Questions & Answers” section, please add disclosure stating that: (1) the total annual operating expenses of High Income Portfolio will be higher than the Acquiring Fund both during and after the expiration of the waiver period; (2) the total annual operating expenses of Income Shares will be higher than the Acquiring Fund after the expiration of the waiver period; and (3) the advisory and administration fees of the Acquiring Fund are higher than that of each Acquired Fund.

RESPONSE:  Disclosure has been added to the second answer of the “Questions & Answers” section that reads:

However, even with the contractual fee waivers, the annual operating expenses of the combined Fund are expected to be higher than High Income Portfolio’s current annual operating expenses and, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than each Acquired Fund’s current annual operating expenses.  This is primarily due to the Acquiring Fund’s higher advisory and administration fees. As of each Fund’s last fiscal year, the total annual operating expenses, as a percentage of average net assets, of High Income Portfolio, Income Shares and Credit Strategies Fund were 3.34%, 3.99% and 4.06%, respectively.  Assuming each Reorganization is approved, the estimated total annual operating expenses of the combined Fund would be 4.03% of average net assets and, with the contractual fee waivers described above, t he estimated net annual operating expenses of the combined Fund would be 3.88% of average net assets.

COMMENT 3:  On the third answer of the “Questions & Answers” section, please add disclosure noting which Funds are diversified and which Funds are non-diversified.

RESPONSE:  Disclosure has been added to the first sentence of each paragraph in the third answer of the “Questions & Answers” section that reads:

The Acquiring Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

* * *

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

High Income Portfolio is registered as a diversified, closed-end management investment company under the 1940 Act.

* * *

Income Shares is registered as a diversified, closed-end management investment company under the 1940 Act.

COMMENT 4:  Please confirm in your response letter that each Fund’s valuation policies are the same.

RESPONSE:  We understand from the adviser that each Fund’s valuation policies are the same.  In addition, on page 2 of the proxy statement/prospectus in the section entitled “Summary of Fund Comparisons – Investment Objectives and Policies,” disclosure has been added as indicated below:

Highland is the investment adviser to each Fund and each Fund’s valuation policies are the same.

COMMENT 5:  In the third answer of the “Questions & Answers” section, please add disclosure noting that the Acquiring Fund can invest in a wider and more risky basket of securities than each Acquired Fund.

RESPONSE:  Disclosure has been added to the third answer of the “Questions & Answers” section that reads:

The Acquiring Fund’s broader investment mandate allows it to invest in more types and potentially more risky securities than either Acquired Fund.  See “Risk Factors and Special Considerations” for more information.

COMMENT 6:  Please confirm in the response letter how bank loans in which each Fund invests are treated for purposes of industry concentration.

RESPONSE:  We understand from the adviser that the Funds would look through to the borrower to determine the industry classification of the bank loan for purposes of industry concentration.  The bank loans in which the Funds invest do not provide for recourse back to the bank if the borrower defaults.  There are some loan participations which might create some counterparty risk but the Funds historically have not invested a significant amount of their assets in these types of loan participations and do not intend to make significant levels of such

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

investments in the future.  As of December 31, 2007, each Fund had not invested any of its assets in loan participations.

COMMENT 7:  In the fourth answer of the “Questions & Answers” section, please revise the disclosure to clarify the stock exchange where Acquiring Fund shares received by shareholders of each Acquired Fund would be traded.

RESPONSE:  The fourth answer in the “Question & Answers” section has been revised as indicated below:

The Acquiring Fund common shares received by Acquired Fund common stockholders will  ~~likely~~ trade on  ~~the~~ New York Stock Exchange and will likely trade at a discount from net asset value, which might be greater or less than the trading discount of ~~common stock of~~ an Acquired Fund ’s common stock at the time of the closing of its Reorganization.

COMMENT 8:  On the sixth answer of the “Questions & Answers” section, please confirm in the response letter whether it is generally true historically that the yield for the Acquiring Fund has been higher than either Acquired Fund.

RESPONSE:  We understand from the adviser that the Acquiring Fund has generally had a higher yield on a net asset value basis than either Acquired Fund since the Acquiring Fund’s inception.

COMMENT 9:  Please provide in the response letter what the current discount profile is for each Acquired Fund and how it compares to that for the Acquiring Fund.  Depending on the answer, please consider whether any disclosure is necessary in the sixth answer of the “Questions & Answers” section regarding the current discount profile of each Fund and how this might affect the current yield.

RESPONSE:  We understand from the adviser that the Acquiring Fund has had a lower discount to net asset value than either Acquired Fund since inception until mid-December 2007 and from the end of February 2008 until the current date.  The Acquiring Fund commenced a rights offering in late December and completed the rights offering on January 28, 2008.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

COMMENT 10:  Please confirm in the response letter that the redemption of preferred stock prior to the Reorganization of each Acquired Fund is not expected to result in any gain or loss being recognized by the holders of that stock.  Depending on the response, additional disclosure may be required in the proxy statement/prospectus.

RESPONSE:  We understand from the adviser that the redemption of preferred stock prior to each Reorganization is not expected to result in any preferred stockholder’s recognizing any gain or loss for federal tax purposes.  The preferred stock will be redeemed at its liquidation preference and, as a result, preferred stockholders will receive redemption proceeds equal to their basis in the redeemed stock.

COMMENT 11:  Please disclose in the response letter whether the redemption of the preferred stock of each Acquired Fund before the respective Reorganization is expected to generate any capital gains that will need to be distributed to the common stockholders of the Acquired Fund.

RESPONSE:  We understand from the adviser that each Acquired Fund has significant capital loss carryforwards, and that accordingly, there is not expected to be any capital gain distributions to the common stockholders of either Acquired Fund in connection with the redemption of the preferred stock.

COMMENT 12:  On page ii of the proxy statement/prospectus, under the bullet “Increased Use of Capital Losses,” please add disclosure stating that there is no assurance that the Acquiring Fund would be able to make better use of the capital loss carryforwards of the Acquired Funds following the Reorganizations.

RESPONSE:  The bullet “Increased Use of Capital Losses” on page ii and elsewhere as appropriate in the proxy statement/prospectus has been revised as indicated below:

Because of its larger size and investment policies and strategies, the Acquiring Fund is expected to be better able to use those CLCs to offset post-Reorganization gains of the combined Fund , although there can be no assurance that this will be the case .

COMMENT 13:  Please disclose in the response letter whether the leverage for the Acquiring Fund would increase following the Reorganizations.  Depending on the response, additional disclosure may be required in the proxy statement/prospectus on page ii under the bullet “Increased Asset Size.”

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

RESPONSE:  We understand from the adviser that following the Reorganizations, the leverage from the credit facility for the Acquiring Fund will be lower than the current leverage provided by the preferred shares for each Acquired Fund.

COMMENT 14:  On page ii of the proxy statement/prospectus, under the bullet “Economies of Scale in Certain Expenses,” please add disclosure stating that the Acquiring Fund’s total annual operating expenses after the expiration of the waiver period will be higher than the current total annual operating expenses of either Acquired Fund.

RESPONSE:  Disclosure has been added to the bullet “Economies of Scale in Certain Expenses” on page ii and elsewhere as appropriate in the proxy statement/prospectus that reads:

In addition, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund’s current annual operating expenses.

In addition, specific disclosure regarding the expenses of each Fund has been added in the paragraph following the bullets as indicated in comment 32.

COMMENT 15:  On page iii of the proxy statement/prospectus, in the second to last paragraph in the section entitled “Rationale for the Reorganization,” please delete the sentences describing the calculation of the amount of the waiver.

RESPONSE:  On page iii and elsewhere as appropriate in the proxy statement/prospectus, in the second to last paragraph in the section entitled “Rationale for the Reorganization,” the following sentences have been deleted:

If Income Shares’ shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares’ net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). If High Income Portfolio’s shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio’s net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding).

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

COMMENT 16:  Please confirm in the response letter that the third paragraph on page iii after the heading entitled “Who is Eligible to Vote,” will appear on the front cover page of the proxy statement/prospectus.

RESPONSE:  We confirm that the following paragraph will appear on the front cover page of the typeset version of the proxy statement/prospectus:

Shares of the Acquiring Fund have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”).  The SEC has not passed upon the accuracy or adequacy of this Proxy Statement/Prospectus.  Any representation to the contrary is a criminal offense.

COMMENT 17:  On page 1 of the proxy statement/prospectus, in the section entitled “Summary of Fund Comparisons,” please add disclosure indicating that the Acquiring Fund has a limited operating history.

RESPONSE:  Disclosure has been added to page 3 of the proxy statement/prospectus, in the section entitled “Summary of Fund Comparisons” that reads:

Each Acquired Fund has been in existence for more than ten years.  The Acquiring Fund commenced investment operations in June 2006 and has a limited operating history and history of public trading.

COMMENT 18:  Please add disclosure to the proxy statement/prospectus that notes that voting on the Reorganization does not preclude common stockholders of an Acquired Fund from selling their shares.

RESPONSE:  Disclosure has been added to page 80 of the proxy statement/prospectus, in the section entitled “Voting Information and Required Vote” that reads:

Voting on a proposal does not limit the transferability of common shares and common shareholders can sell their shares at any time before the Meeting or before a Reorganization.

COMMENT 19:  Please state in the proxy statement/prospectus whether the Acquiring Fund has any registration statement outstanding for preferred shares and indicate whether the Acquiring Fund intends to issue preferred shares within the next twelve months.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

RESPONSE:  Disclosure has been added to page 60 to the proxy statement/prospectus, in the section entitled “Description of Capital Structure – Credit Strategies Fund – Preferred Shares” that reads:

While Credit Strategies Fund has filed a registration statement to permit it to offer preferred shares, this registration statement has not been declared effective and Credit Strategies Fund has no present intention of offering any preferred shares in the next twelve months.

COMMENT 20:  On page 6 of the proxy statement/prospectus, in the first paragraph in the section entitled “Risk Factors and Special Considerations,” please add a cross reference to the section entitled “Comparison of the Funds: Investment Objectives and Policies.”

RESPONSE:  Disclosure has been added to page 6 to the proxy statement/prospectus, in the section entitled “Risk Factors and Special Considerations” that reads:

For information regarding the percentage limitations, if any, of an investment described in the risks listed below, see “Comparison of the Funds: Investment Objectives and Policies.”

COMMENT 21:  Please disclose in the response letter the extent to which the Acquiring Fund intends to invest in asset-backed and mortgage-backed securities.  Please consider updating the risk disclosure related to asset-backed and mortgage-backed securities on page 17 of proxy statement/prospectus.

RESPONSE:  We understand from the adviser that the Acquiring Fund has not invested in and has no current intention of investing in mortgage-backed securities.  We also understand from the adviser that the Acquiring Fund has not, and currently does not expect to invest, a material amount of its assets in collateralized loan obligations.  Risks related to collateralized loan obligations are disclosed on pages 19-20 under the section entitled “Risks of Investing in Structured Finance Securities.”  Disclosure has been added to page 20 to the proxy statement/prospectus, in the section entitled “Risks of Investing in Structured Finance Securities” that reads:

In addition, the complex structure of the security may not be fully understood at the time of investment and may produce unexpected investment results.  Investments in structured finance securities may also be subject to illiquidity risk.  Collateralized mortgage

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

obligations may have risks similar to those of mortgage-backed securities.  See “Mortgage-Backed Securities Risk” for more information.

In addition, disclosure has been added to page 17 to the proxy statement/prospectus, in the section entitled “Mortgage-Backed Securities Risk” that reads:

Timely payment of interest and principal of mortgage backed securities may be supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance purchased by the issuer. There can be no assurance that the private insurers can meet their obligations under the policies. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to Credit Strategies Fund. The risk of such defaults is generally higher in the case of mortgage pools that include sub-prime mortgages. Sub-prime mortgages refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages.

COMMENT 22:  Please add disclosure to the proxy statement/prospectus that clarifies the extent to which the Acquiring Fund may invest in derivatives.

RESPONSE:  Disclosure has been added to pages 37 and 42 to the proxy statement/prospectus, in the section entitled “Comparison of the Funds: Investment Objectives and Policies” that reads:

However, the Fund has no limit on the amount of its total assets that may be invested in derivative instruments.

COMMENT 23:  Please disclose in the response letter and the proxy statement/prospectus whether the adviser of the Acquiring Fund may recoup fees under the contractual fee waiver of the administration and advisory fees related to the Reorganizations.

RESPONSE:  We understand from the adviser that the administration and advisory fees waived under the contractual fee waiver are not subject to recoupment.  In addition, disclosure has been to the footnotes to the fee tables that reads:

These waivers are not subject to recoupment by the Adviser.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

COMMENT 24:  Please include a form of the contractual fee waiver agreement as an exhibit to the N-14.

RESPONSE:  We confirm that the form of contractual fee waiver agreement is included as an exhibit to the amended N-14.

COMMENT 25:  Please identify in note * to the fee tables the administration and advisory fees for the Acquiring Fund.

RESPONSE:  Note * to the fee tables has been revised as indicated below:

Management fees include both the investment advisory and administrative services fees paid to Highland ~~..~~  , which were 1.37% and 0.27% of annual average net assets, respectively.

COMMENT 26:  On page 57 of the proxy statement/prospectus, in the section entitled “Past Performance of Each Fund,” please add the date the Acquiring Fund commenced operations.

RESPONSE:  Disclosure has been added to page 65 in the section entitled “Past Performance of Each Fund” that states that the Acquiring Fund commenced investment operations on June 29, 2006.

COMMENT 27:  On page 62 of the proxy statement/prospectus, in the first paragraph in the section entitled “Federal Income Tax Consequences of the Reorganization,” please add the that the requirement for a tax opinion cannot be waived.

RESPONSE:  The second sentence of the first paragraph of the section entitled “Federal Income Tax Consequences of the Reorganization” on page 70 has been revised as indicated below:

As a condition (which cannot be waived) to consummation of each Reorganization, Kirkpatrick & Lockhart Preston Gates Ellis LLP (“Tax Counsel”) will deliver an opinion (“Tax Opinion”) to the Acquired Fund participating therein and to the Acquiring Fund . . .

COMMENT 28:  Please explain in the response letter whether the Funds invest to a material extent in securities as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, since, as stated on page 63 of the proxy statement/prospectus, in the first paragraph after the bullets, the tax opinion may state that no

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

opinion is expressed as to the effect of a Reorganization on the Funds or the Acquired Funds’ shareholders with respect to the transfer of such assets.

RESPONSE:  We understand from the adviser that the Funds do not hold a material amount of instruments or securities as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.  We are also unaware, without having performed any independent investigation or verification, of any regulated investment company that (1) has voluntarily marked any such investments to market for federal tax purposes in connection with a tax-free reorganization or (2) has been required by the Internal Revenue Service to do so.

COMMENT 29:  In the introductory paragraph to Appendix A, please indicate whether shareholders would be notified of any material change in the agreement and plan of reorganization.

RESPONSE:  Disclosure has been added to the introductory paragraph to Appendix A to the proxy statement/prospectus that reads:

Should material changes be made to the Form of Agreement and Plan of Reorganization, the Funds will take such steps as may be required by applicable law.

COMMENT 30:  Please confirm in the response letter that the tax opinion will be filed promptly after the closing of a Reorganization.

RESPONSE:  We understand from the adviser that the tax opinion will be filed promptly after the closing of a Reorganization.  In addition, we have added an undertaking to Item 17 of Part C of the N-14 that reads:

The undersigned registrant agrees to file by post-effective amendment an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.

COMMENT 31:  On page ii of the proxy statement/prospectus, under the bullet “Increased Asset Size,” please add disclosure stating that the increase in the number of Acquiring Fund shares as a result of the Reorganizations, could lead to an increase in the discount to net asset value at which Acquiring Fund shares trade.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

RESPONSE:  Disclosure has been added to the bullet “Increased Asset Size” on page ii and elsewhere as appropriate in the proxy statement/prospectus that reads:

However, the increase in Acquiring Fund shares as a result of the Reorganization(s) may also cause Acquiring Fund shares to trade at a larger discount from NAV.

COMMENT 32:  On page iii of the proxy statement/prospectus, in the second to last paragraph in the section entitled “Rationale for the Reorganization,” please add disclosure stating that the Acquiring Fund’s total annual operating expenses after the expiration of the waiver period will be higher than the current total annual operating expenses of either Acquired Fund.

RESPONSE:  Disclosure has been added to the second to last paragraph in the section entitled “Rationale for the Reorganization “ on page iii and elsewhere as appropriate in the proxy statement/prospectus that reads:

However, even with the contractual fee waivers, the annual operating expenses of the combined Fund are expected to be higher than High Income Portfolio’s current annual operating expenses and, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund’s current annual operating expenses. As of each Fund’s last fiscal year, the total annual operating expenses, as a percentage of average net assets, of High Income Portfolio, Income Shares and Credit Strategies Fund were 3.34%, 3.99% and 4.06%, respectively.  Assuming each Reorganization is approved, the estimated total annual operating expenses of the combined Fund would be 4.03% of average net assets and, with the contractual fee waivers described above, the estimated net annual operating expenses of the combined Fund would be 3.88% of average net as sets.

COMMENT 33:  Please clarify in the proxy statement/prospectus that holders of preferred stock are being asked to vote on the Reorganizations even though prior to a Reorganization the respective Acquired Fund is expected to redeem its preferred stock.

RESPONSE:  Disclosure has been added to the “Dear Stockholder” letter and “Questions and Answers” section that clarifies that holders of preferred stock are being asked to vote on a Reorganization even though prior to a Reorganization the preferred stock is expected to be redeemed.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

COMMENT 34:  Under “Other Expenses” in the fee tables, please clarify the heading “Dividend Income From Short Positions.”

RESPONSE:  In each fee table, the heading “Dividend Income From Short Positions” has been revised to read “Dividend and Interest Expense For Short Positions.”

COMMENT 35:  On page 65 of the proxy statement/prospectus, in the section entitled “Capitalization,” please explain the change in net asset value per common share for the Acquiring Fund from the “Actual” column to the “Pro forma combined” column.

RESPONSE:  We understand from the adviser that the change in net asset value per common share for the Acquiring Fund from the “Actual” column to the “Pro forma combined” column is primarily due to the rights offering completed on January 28, 2008 by the Acquiring Fund.  We have added two additional columns to the fee table to show how the Acquiring Fund’s capitalization changes as a result of the rights offering.

COMMENT 36:  In the pro forma financials in the statement of additional information, please add footnotes, as applicable, explaining the adjustments made to the statement of operations.

RESPONSE:  We have added additional footnotes explaining the adjustments made to the statement of operations.

COMMENT 37:  Please indicate whether there are any limits on investments in reverse repurchase agreements for the Acquiring Fund and whether the Fund would segregate assets while these investments are outstanding.

RESPONSE:  In Appendix A under the heading “Reverse Repurchase Agreements,” the current disclosure reads: “Reverse repurchase agreements would be considered borrowings by a Fund and as such would be subject to any restrictions on borrowing.”  Disclosure has also been added to this same section that reads:

Reverse repurchase agreements are also generally subject to earmarking and coverage requirements, with the result that, the Fund will designate on its books and records on an ongoing basis, cash, U.S. government securities, or other liquid high grade debt obligations in an amount at least equal to the Fund’s obligations under the reverse repurchase agreement.

Dominic Minore

Office of Disclosure and Review

Securities and Exchange Commission

April 17, 2008

Disclosure has also been added to tables entitled “Comparison of High Income Portfolio to Credit Strategies Fund” and “Comparison of Income Shares to Credit Strategies Fund” under the heading “Reverse Repurchase Agreements” for the Acquiring Fund that reads:

Reverse repurchase agreements will be considered borrowings by the Fund and would be subject to any restrictions on borrowing.

As we discussed, we have also added, consistent with state law, disclosure on a proposal to elect directors of each Acquired Fund.  We understand that you are not reviewing the disclosure related to the election of directors.

If you have any further comments or questions regarding this filing, please contact Jennifer R. Gonzalez at (202) 778-9286.  Thank you for your attention to this matter.

Sincerely,

/s/ Jennifer R. Gonzalez

Jennifer R. Gonzalez